esi_corresp.htm
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                                        CROWDFUNDINGLAWYERSi
                                        1ROWBRIDGE SIDOTI LLP
                                        November 13, 2018
          Eugene Trowbridge, CCIM
                  Partner               VIA EDGAR
              ______________
                                             Re:     Elegance Spirits, Inc.
             Jillian Sidoti, CCIM                    Offering Statement on Form
1-A
                    Partner                          File No. 024-10879
              ______________
                                        Dear Mr. Burr and Ms. Lippmann,
              Nancee Tegeder
             Associate Attorney         The attached documents are in response
to your oral comment received in October 2018. These
                                        documents       have       also   been
    provided       to     FINRA        for     review.
               Jonathan Nieh            The Company believes these documents
are sufficient to show that Cloverfield Capital Corp. and
             Associate Attorney         VC Media Partners are not acting as
broker-dealers under the Securities Exchange Act of 1934.
              ______________            We hope this satisfies your comment.

                                        Thank you for time. Please inform the
Company and me when the Company may request
              ______________            qualification.

                                        Sincerely,
             Mailing Address:

           38977 Sky Canyon Drive
                  Suite 101
             Murrieta CA, 92563

                 Email:
      company@crowdfundinglawyers.net

                   Office:              Jillian Ivey Sidoti, Esq.
               (323) 799-1342           Securities Counsel for the Company
                Website:
        www.CrowdfundingLawyers.net
                                        Attachments: Affidavit of VC Media
Partners, LLC
                                        VC Media Partners Engagement Letter
(Amended as of 10/17/2018)
                                        Affidavit of Cloverfield Capital Corp.
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                                                                     VCMEDIA
                                                                          - P
QT"1ERS -

                                                             Affidavit of VC
Media Partners, LLC


                  J, Cati Daws.on, as a managing member of VC Media Partners. LLC hereby deciare as follows;
                      1. VC Media Partners iole rok! in re1erence to thE! engagement letter'With El~ance Spirits, tnc. ls ma:tketlng advlsory-servlc&.$,

                     2, VC Media Piutners is not engaged in rrv sales functions.

                     3. VC Media Parl'ners compensation iS NOT tied to the outcome of the raise.

                     4. At no point has VC Media, or at1y person related to or affiliated with VC Media, spoken to or communicate-cf with any ~rson or entity about investing in Elegance Spirits, Inc.

                      5. At no point has VC Media Partners. o, any person r&lated lo or afflilated with VC Media. accepted any Investment with respect to Elegance Spirits,
Int- or company


                  Executed on October 17, 2018 at Los Angeles, Cafifomia




                           Cart Dawson. Managl'lg Member of vc Media Pennel'$..
LLC



                      Ar.Olil/yj)OOICGf llel~fQ.lmp~nglt'ls
                      o:tl~ Y4''i5U arl'f 11Te-i6&1 1';l)' ,:/ ~& 1fl0, .CUfl
                      ..tcr..;111111 l!'lflC:oX'IJMf:ntlov.t't:t ll'a Uf!6~
                      iuU:t~ am! 1101 me 11111titJnegs aocur&c,         ex
                      ,;,adtyd.Nttcctm!N.




                    STATE OP CALIFORNIA
                    COUNTY OF LOS ANGELES

                    Subscnllecl and sworn to (or affirmed) betbre me on this 11 of October. 2018, by CARL
                     VASHAWN DA \VSON, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

               PAOLORU(i!NO

          IIC>l:l1y P11t1    Ctl'!OtlS&

                     Notary Public
          Co~1::~~ i~~1itl

      ~1,cnmm h:111ru-Oc.1 '4,202v

                                          f
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                                                     VCMEDIA
                                    Page lof7



                                       VC MEDIA PARTNERS ENGAGEMENT lfTTfR
(AMfNOfO 10/17/2018}

                  Europa Group USA UC

                  10/18/2018

                  Dear Raj.

                  Thr5 amended engagement letter confirms the understanding and agreement {the "Agreement")
                  between VC Media Partners {"VCMP", Company) and Europa Group ("CLIENT", Cl tent) regarding the retention of VCMP as of 10/18/2018 as its marketing advisor for t he purposes set forth herein. This
                  Agreement re-places and supersedes i n its entirety the Agreement executed by VCMP a.nd the CLIENT on or about 3/13/2018 and the Amended Agreement executed by VCMP and the CLIENT on or about
                  7/31/2018.
                  Under this Agree,:nent VCMP will provide various marketing advisory services to CLIENT. Such services
                  w ill include, but not be limited to, services in connection with CLIENT offering ("Offering") to raise up to
                  $SO mitlK>n via Regulation A+.
                  The marketing advisory services to be rendered byVCMP include, at CUENT's request, the following:

                  SERVICES INCLUDED: PHASE 1 & PHASE 2

                  Phase 1 {Production & Market Test):
                  a) In conjunction with outside Counsel Completion of CLIENT filing{s} to SEC for approval(s) including those offering documents necessary for a qualified Regulation A+ ner 2 filing with the SEC.
                  b} In conjunaion with outside Auditor Audit overview and compliance {O.IENT to Pay CPA firm Directly)
                  c) Roadshow Deck Creation/ Print
                  d) Produce promotM>nal materials
                  e) Cleate Elegance Vodka Website
                  f) Create Intake Script & intake Call Center Development a nd Management
                  g) Pre-and Post.Production a nd Dub houses to ship aeatives to TV stations & outlets
                  h} Web inta.ke portal a nd Graphic Development for investment procurements
                  i} Develop QC Department/ Call Quality Control Ma nagement j} Develop Logistics, Inventory, FulfiUment, CRM, Database
Management, Call Tracking, a nd Push Real
                     time Reporting
                  k) Begin Testing the Waters: Launch Media Blitz to determine CPA and expected Campaign Raise Goal
                     ETA
                        I. Media Blitz: 2 to 4 Week National TV & if needed; Radio, PR Digital

                  Phase 2 (Full Rollout):
                  a) Track & Adjust and pace campaign to hit Campaign Raise
Goal
                  b) Cont inue Media Blitz based off proven CPA/CPC metrics t o reach Campaign Raise ~ I
                        I. Ongoing Peak National TV/ Radio/ PR/ Oijgital tampaijg:n Media Push
                  c) Monitor Daily Sales with Tracki:ng, Reporting and QC feedbadt
                  d) Realign Media Strategy with the CPA metrics
                       t. Ongoing Peak National TV/ Radio/ PR/ Digital Campaijgn Push
                  e) Broker / Dealer Cont inue Push to Market esi_corresp.htm

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                                                                  VCMEDIA

Page2of7


                  FUS:
                  The Fee for of this agreement is $150,000to caverfim t hree tie-rs inclusive ofSSO,OOOfor legal, $100,000 for the full media blctz. equal to a total of $250,000 see table below for payment schedule.

                  VCMP will receive between 59' and 139' of the total final number of shares issued under the raise in the in the form of Warrants in t he '"CLIENT", for .senrices rendered and not performance based~

                  Findl f..,I:!.   ~fuo,i..   llk' ldunU, v r Ph d::00: 2   dlJ
  dl.l\Jt.'$1'.lum lV l llh Cl~J..-.:Orutml will"'"" ..a. .. n..,... lv ~.., 1y vulliu...
                  warrants, cost per investor inquiry, and any other items not d eartv identified herein.

                       1. Compa ny estimates, and O ient ad:nowtedges that the Fee is reasonable for the matter coOJered by this Agreement at1d agrees that no accounting as
to the Fee is required of Company. Fee is
                          not contingent on Client's success in raising funds
and is due regardless of whether or not Client
                          raises any money. VC Media is not broker dealers
therefore the final fee is based on m arketing
                          se rvices & used as a form of payments to achieve t
he marketing goals set forth within
                             "Successful Media Rollout"
                  FEE PAYMENT SOIEDUI.E:

                  The Fees to be paid in advance and may be wired or direct deposited by Client into Compa ny a ccount in full or in accordance w ith the schedule beiow:

                  FEE PAYMENT SOIEDULE:
                                                 Payment            bUEDate
                    Oevekip Media Padtage: 60sec 1V commercial, 30 min infomercial, PR $50,000
Oueupon
                    development, Digital development.
                                                                      signing
this
                    Set-up /Train Intake Calt Flow: Train Call Cente-r, QC set up, Train Broker
agreement
                    Dealers or sales reps
                    Company Promotio~: Roadshow Oedt development, Online investment Portal, payment gate way page set up
                    SEC Audit (Outside Audit Firm-Paid directly by CLIENT}
                                                 :.,S0,000            Due upon
                    SEC Reg A Tier 2 Offer Circular development (Outside council) task request

                    Med.a Blitz: 4-week National TV media Blitz. to determine
Cost Per Cati & SS0,000                                                 Due
upon
                    Average tnvestment amount
                                                                      task
request

                    Full Media Rollout: Media roll o ut across O e< 1000 1V outlets on Cost :.,100,000
Oueupon
                    Per Call TBO after 4-wffk Media Blitz
                                                                      task
request

                    Cost Per Call (CPC}: Weekly additional payment will be made
after the Cost Per Call                                               Weekly
                    cost-per-call is measured and the Testing t he Waters phase
is complete                                                           Billable
for
                    per the investor traffic def1Vered.
                                                                      investor
calls
                    NOTE: CUENT must maintain TV media going forwa rd on a Cost
Per Call                                                              received
the
                    to hit ,.;.. goal. Upon SEC approved CLIENT can use incoming previous investments to cover media cost. Based on similar offers, the average week.
                    CPC ranges betWeen SSO to $100
                    Addendum: Reflecting addendum will be sent for approval before launch
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                                                                   VCMEDIA
                                                                    Page 3 of7
                                                                       -
PARTNERS -



                                                                 VENUE AND
CHOICE OF LAW
                  Any dispute related to this Agreement .shall be subjea to alternative dispute resolution and/or litigation
                  in   fh,p !;t::1tP   nf f'Alimmi;:i, ' A C'.noMy fhp l;:1.w<t
rd thP. ~ t P nf f'..111lifnrn.i;:i c:h::ill hP ;:i(lpli""1 tn ;:ill rfi<tJ"IUfP<:;.
                  related to this Agreement.


EFFECTIVE DATE
                  This Agreement will take effect on Companies receipt of a COPV executed by Client as described above.

                  Client acknowledges that d ient has read and understands this entire Agreement. Client further acknowledges that this document contains the entire agreement between the pan:ies and it shall supersede any re-presentations or promises not se-t forth herein. This Agreement may not be modified exupt in a writing executed by Company and Oient.

                  Force Majeure; Substantial Damage In the event that either party to this Agreement is unable to perform its obligations here-under or to enjoy any of its benefits because of S'U.bstantial damage ' destruction to the venue or organization due to any cause, a natural disaster, or action or decree of governmental body with appropriate jurisdiction (hereinafter referred to as a "force Majeure Event"), the party that has been so affected shall immediately give notice to the other party of sueh fact and shall do everything possible to resume its pe,rformance. If the pa.ny is unable to perlorm, the party that received such notice may terminate this Agreement by giving nottee thereof to the party unable to perform because of soch Force
                  Maje- Event.
                       ure

                  Indemnification. Each party hereto shall indemnify and hold the others (hereinafter the ,... mdemnified parties"') harmless from any and a ll losses, claims, actions, damages, and expenses arising o ut of or resulting from every act Of omtSSion of the indemnifying party or any of its officers or employees under this Agreement. ln the event that any suit based upon any such loss, claim, action, damage, or expense is brought against the indemnffied parties, the indemnifying party, upon notice of the commencement thereof, shall defend the same at its sole cost and expense; and if final judgment be adverse to the indemnified parties or the indemnified parties and the indemnifying party, jointly the indemnifying party shall promptly satisfy the same.

                  Altematiw Dispute Resolution. Mindful of the high cost of fitijgation, not only in dollars, but also in time and energy, the panies intend to and do hereby establish the foUowing out-of<0urt alternate dispute resolution procedure to be followed in the event any controversy or dispute shoukl arise out of or relating to this contract or relating to any change orders oc other changes or addendums to this contratt.

                  If a dispute develops between the parties to this contract, they will sutmit to mediation to address any controversy or d ai:m arising out of Of relating to this contract or relating to any change orders or other changes or addendums to this contract. Prior to the beginning of the mediation process, the parties may agree that if there are one or more disputed items that remain unresotved at the end of the mediation, the parties will proceed with binding mediation where the mediator will render a final and binding
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                                                     VCMEDIA
                                    Page4of7


                  decision on those unresolved items, or the pan:ies may elect to submit the remaining unresolved items to a med-




                  arb procedure where a new and separate binding arbitration session will be scheduled to .sen.le any unresolved issues remaining after the mediation session has been concluded. The parties must mutually agree to utilize binding mediation or arbitration, or the parties will be bound only to panicipate in the mediation process. The mediation and/ or arbitration shall be conducted by and according to the
                  Mediation and/rx Arbitration Rules and Procedures of JAMS. Both panie.s shall share the cost of the dispute resolution process equally up to and including the mediation settlement agreement or arbitration award although penonal attorneys and witnesses or specialists are the direct responsi.bility of each party and their fees and expenses shall be the responsibility of the individual parties. As pa.rt of the decision of the mediator in binding mediation or as part of the Arbitration Award, the mediator or arbitrator shall award the prevailing patty reasonable attorney's fees and reasonable expenses in any manner in which the medfatoror arbitrator feels is fair and equitable to the parties. The Mediation Settlement Agreement and/or Arbitration Award shall be binding on the parties and shall be enforceable in any court of competent jurisdiction.

                  Assignments. No assignment of the rights associated with the sponsorship herewith and otherwise granted herein shall be effective without the prior written approval of the Company, as appropriate, whose approval shall not be unreasonable withheld; provided that a party's approval or disapproval of an assignment shall be based solely on the financial and operational capacity of the proposed assignee to perfom, the obligations it w ould assume were approval gra.nted for S'Uch assigrment.

                  NotiGeS. Any notice or communication to be given by one party to the other under this Agreement must be in writing; and if given by registered or cenifa.ed mail, such notice or communication shall be deemed to have been given and received when a r~ered or certified
letter containing such notice                    '
                  communication, properly addressed, with postage prepaid, is deposited in the United States mail, but if given otherwise than by registered cenified mail, it shall be dee-med to have been given when received by the party to whom it is addressed. Such notices or communications shall be delivered or Sellt to the addresses each party specifies in writing upon execution of this Agreement.
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                                                    VCMEDIA
                                 Page S of7
                                                       - PARTNERS -




                                                           NOTICE TO CLIENT
                  Do not  sen   and initial this Agreement before you read it.
This is a lecatly binding contract. You are
                  encouraged to seek the advice of independent counsel with regard to the terms and conditions of this
                  Agreement. Your signature below indicates that you have sought such advice or that you are wahtiog your right to do so.

                  If required, we can also send a campaign memo to you every week/month/quarter which details campaign progress.

                  If you agree that the foregoing fairly sets out your understanding of our mutual responsibilities, please sign a copy of this agreement in the space indicated below.

                                                               SIGNATURES


                  By: _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ Dated: _ _ _ _ _ _ _
_ _ __


                                     (Cliont)


                  By:_~C ,__ ~-------
                       ~ Q-t/
                        4 __
                        _
Dated: 10118/2018


                                   vc Media Partners, LLC (Company)
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                                                    VCMEDIA
                               Page 6 of7
                                                       - PARTNERS -




                                                                Appendix A:
                  Vt.:MY ts not a t5r0ker-Oealer or Attorney.

                  {"CLIENT Inc) agrees to retain own ("Attorney"} for the following legal matter:

                  Offering Documents ("Offering Documents"') and legal services necessary for a qualified Regulation A+
                  Tter 2 filing with the SEC.

                  SERVICES NOT PROVIDED BY VCMP:

                          Formation of a new company (if necessary)
                          File necessary doet1ments with the Secretary of State Enli sting services of registered agent
                          Draft Multi-Member Operating Agreement or Bylaws
                          Any other agreEment betwee-n the Company and its
members or shareholders, appropriately
                          addressed in the Operating Agreement or Bylaws Drafting of the Form 1-A al)owing an offering amount of up to SSO,CXXl,000 ("MaximlXll Offering
                          Amount")
                          Consultation with O ieot about securities rules,
regulations, and disclosure obligations
                          Subscription Agreement compfying w ith Regulation A
and containing necessary representations
                          and warranties
                          Customized Risk Factors
                          Draft and File Securities Filings with SEC
                          Answer of all and any comme,nts from the SEC until
qualrfic:ation is granted.
                          Review and filing of au testing the waters
adve,rtising and post qualification advertising.
                          Introduction to and communication w ith othff
required profess.Onats including transfer age,nt
                          and aud..tor.
                          Litigation se-rvices of any kind, whether in court,
arbitration, administrative hearings, or
                          government agency hearings.
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                                                   VCMEDIA
                        Page7of7
                                                       - PARTNERS -



                                                                Exhibit A:

                                                      WIRE TRAN.SFER
INSTRUCTIONS




                  Please include following information on all wire transfers to our bank account:



                   REMITlOBANtNAME                                      WElLS
FARGO




                  --
                   BANtADDRESS




                   WIRE ROU1lNG

                   M:H-.
                                                                        6001
TOPANGA CANYON RO WOOOOLANO HILLS
                                                                        CA91367

***
                                                                            ***

                                                                            ***

                   SWIFflRIMER                                              ***
                   RIR CRBllTlO                                         VC
MEDIA PARTNERS, LLC

                   REH..:E(EX: INVOICE NUWIER)

                   AMJUNTAM>QJIIIIEM:Y




                  Please contaa our Accounting DEPT at {800)2924481 o r by email at ac Puotioe@yqgedianaaoern COOJ should you have any questions  encounter any difficulties.




                  Much appreciated in advance!
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                  OOCI.IS!gn EnvdopelO: 528ASCF....W20,,4883"&lE1~ S83A02BBCF




                               CLOVERFIE.LD CAPITAL CORP,

                              CLOVERFIELO CAPITAL CORP
                              TORRE DE LAS AMERICAS
                              PUNTA PACIFICA PISO B   402
                               PANAMA
                               REPOBUCA DE PANAMA


                               Date: 7111 October 2018


                               To: United States Financi al Industry Regulatory
Authority (FINRA)



                               I, Tom Nadav of 48/56 Miitary Road, Dover
Heights, 2030, Australia, h8feby acknowledge that I am a
                               sharehdder in and control CLOVERFIELD CAPITAL
CORP. and confirm the following:

                                   I am not a United State, person:
                                   CL OVERFIELD CAPHAL COOP. is not a United
States person, corporation, partnetship, or other
                                   orgenization organized under United States
l8'W$;
                                   Cl OVERFIELD CAPITAL CORP. is not a broker
dealer, nor is it soliciting investm ent from any
                                   person, cocporation, partnership, or other
organization in the United States; and
                                   CLOVERFIELD CAPITAl CORP. is not aiding the
company in raU"lg capital through the Pf0po&ed
                                   Regulation A+ ner 2 Offering,.



                               CLOVERFIELO CAPITAL CORP. ls solely e,,gage<i by
ELEGANCE SPIRITS, ..C. 10pro-,lde maoageme,,t
                               $ervices, advisory Mlrviccs and M&A advi&ory
throughout its life cycle:.



                               Slnoerely,
                              1-0ocuSigned by:



                              ~~.~
                              Tom Nadl:v (Charttred Acc.ountant)



                               For Md on bel\81 or:
                              CLOVERFIELO CAPITAL CORP
                              TORRE DE LAS AMERICAS
                              PUNTA PACIFICA PISO B   402
                               PANAMA
                               REP0BUCA DE PANAMA